Exhibit 99.1

Press Release

B. G. Srinivas - President and Member of the Board Infosys resigns

Bangalore – May 28, 2014: Infosys, a global leader in consulting, technology and outsourcing solutions, today announced the resignation of B.G. Srinivas, President and Member of the Board. The resignation is effective June 10, 2014.

The Board of Directors placed on record their deep sense of appreciation for the services rendered by B. G. Srinivas during his tenure as Member of the Board and for his contribution to the company.

Narayana Murthy, Executive Chairman said, “B. G. Srinivas has been an integral part of Infosys and has played an important role in the Company’s growth. The Board and every Infoscion thank B. G. Srinivas for his wonderful contribution and wish him great success in his future endeavors.”

S. D. Shibulal, Chief Executive Officer and Managing Director said, “During his tenure at Infosys, B. G. Srinivas played a pivotal role in building the Enterprise Solutions Unit, strengthening our business in Europe and driving growth in key business verticals. I would like to wish him the very best.”

B. G. Srinivas said, “I thank Infosys for the wonderful opportunity given to me. My tenure at Infosys has been one of my most rewarding experiences, and I am proud to have contributed to the best growth story in the industry. I wish the Board and Infosys the best of success in the future.”

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$8.2 B in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For Further information please contact:

Asia Pacific Sarah Vanita Gideon Infosys, India Phone: +91 80 4156 3373 Sarah_Gideon@Infosys.com	EMEA Paul de Lara Infosys, UK Phone: +44 2075162748 Paul_deLara@Infosys.com	The Americas Tara Kozak-Lindsay, Golin Harris for Infosys +1 (212) 373 6020 TKozakLindsay@GolinHarris.com